Exhibit 99.1

Creative Global Technology Holdings Limited Receives Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

HONG KONG, September 12, 2025 (GLOBE NEWSWIRE) -- Creative Global Technology Holdings Limited (“CGT Holdings”, the “Company”, or “we”) (NASDAQ: CGTL), a Hong Kong-based company sourcing and reselling recycled consumer electronic devices, today announced that, on September 10, 2025, the Company received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). The Notification Letter is based upon the fact that the closing bid price of the Company’s Class A ordinary shares, no par value (“Ordinary Shares”) was below $1.00 per share for a period of 30 consecutive business days from July 28, 2025 to September 9, 2025.

This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The Notification Letter has no immediate effect on the listing of the Company’s Ordinary Shares, which will continue to trade uninterrupted on Nasdaq under the ticker “CGTL”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until March 9, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement by March 9, 2026, the Company may be eligible for additional time of grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

About Creative Global Technology Holdings Limited

Creative Global Technology Holdings Limited conducts the business through CGTHK, a Hong Kong-based company sourcing and reselling recycled consumer electronic devices. We embody the circular economy concept in our entire business process. For more information, please visit the Company’s website at https://ir.cgt-recycle.com/

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Creative Global Technology Holdings Limited

Investor Relations

Tel: +852 26909121

Email: ir@cgt-recycle.com